上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2008 MAY 14 A 7:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: SIHL/ADR/08

13th May 2008

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549
United States

08002546

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of the announcement dated 9th May 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcement shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2821 3909.

Yours faithfully,

PROCESSED
MAY 20 2008
THOMSON REUTERS

Leung Lin Cheong
Company Secretary

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz

dw 5/15

RC/KW

M:\CS\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CHANGE OF COMPANY SECRETARY

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that on 9th May 2008, Ms. Wong Mei Ling, Marina has resigned as the Company Secretary of the Company. On the same day, Mr. Leung Lin Cheong has been appointed as the Company Secretary of the Company with effect from 9th May 2008.

The Company would like to express its gratitude to Ms. Wong for her contribution to the Company during her tenure of office.

By Order of the Board
Shanghai Industrial Holdings Limited
Leung Lin Cheong
Company Secretary

Hong Kong, 9th May 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

END